

July 9, 2010

Mr. Yan Tsang
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

Re: Beijing Century Health Medical, Inc. formerly Super Luck, Inc.
Form 10-K for the year ended November 30, 2009
Form 10-Q for the three months ended February 28, 2010
File Number: 0-51817

Dear Mr. Tsang:

We have reviewed your June 28, 2010 response to our June 3, 2010 letter and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

Form 10-K for the Fiscal Year Ended November 30, 2009

1. We await the amendment in response to comments 1, 2, 4, and 6 in our April 28, 2010 letter as noted in your May 10, 2010 response letter.

Financial Statements for the year ended November 30, 2009 and 2008, page 21

2. To date, we have been unable to obtain a satisfactory explanation from Beijing Century Health Medical, Inc.'s (the Company's) management of the business purposes of the September 2008 agreements and their subsequent amendment in February 2010. Notwithstanding, in a telephone conference held on July 6, 2010, the Company's representatives confirmed the following:
- Mr. Tsang owns 70% of the outstanding voting common stock of the Company and the former public shareholders own the remaining 30%.

- Mr. Tsang owns 50% of the outstanding voting common stock of CHML and his mother owns the other 50%.
- Mr. Tsang has the unilateral ability to control the Company
- If Mr. Tsang's mother's interest in CHML is attributed to Mr. Tsang, then Mr. Tsang has the unilateral ability to control CHML.

3. Based on our understanding to date, as summarized above, we are unable to concur with the Company's June 28, 2010 response that the Company is the primary beneficiary of CHML. Instead, we believe the September 2008 transactions and the February 2010 transactions represent reallocations of capital by Mr. Tsang between the Company and CHML and should be accounted for as such. In reaching this belief we observe the following:

- By reference to the analogous literature in EITF 02-5, it appears appropriate to attribute Mr. Tsang's mother's interest to Mr. Tsang.
- Paragraph 17 of FIN 46R indicates that the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary. Mr. Tsang's unilateral ability to control both the Company and CHML, as demonstrated in part by his unilateral ability to enter and modify the September 2008 agreements, appears to indicate that Mr. Tsang is most closely associated with CHML.

4. Based on information provided to date as summarized above, the Company would not consolidate CHML. Any subsequent receipts from CHML to the Company would be considered capital contributions and not revenue based on the related party nature of the transactions. Please revise the filing to clarify.

The position described above is based solely on the information provided to date. New or different facts could warrant a different conclusion.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant